EXHIBIT 99.1

Aura Signed the Agreement to Relocate Road at Borborema Mine, Unlocking an additional 670 Koz of gold in Mineral Reserves, totaling 1.5 Moz

ROAD TOWN, British Virgin Islands, Feb. 26, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (Nasdaq: AUGO) (B3: AURA33) (“Aura” or the “Company”) is pleased to announce that it has signed the agreement of cooperation with DNIT (Departamento Nacional de Infraestrutura Terrestre) to relocate the federal road, which crosses a portion of the Borborema mine in Rio Grande do Norte, Brazil. Also, the Company is pleased to announce an updated Technical Report of Borborema, which is already available on www.sec.gov and SEDAR+.

This agreement allows the Company to immediately advance the conversion of a significant portion of the existing Indicated Mineral Resources into Probable Mineral Reserves. Following the completion of this Technical Report, Aura increased the Mineral Reserve base by 82% for approximately 1.5 million ounces of gold.

Highlights of the Updated Feasibility Study and the Project:

  Strong Reserve Base: The Feasibility Study includes updated Mineral Resource and Reserve estimates under “SEC S-K 1300 definitions” for the comprising Probable Reserves of 40.7Mt at 1.13g/t Au containing approximately 1,479Koz. gold.
  Life of Mine 20 Years and 5 months: Weighted average annual gold production is estimated at 65 koz, with an estimated LOM of 20.5 years, based on Mineral Reserves estimated in accordance with S-K 1300 guidelines.
  Robust Project Economics: Net present value (“NPV”) of US$612.5 million (from 182 million of the previous FS) and after-tax IRR of 42.8% when using the weighted average gold price of USD 2,274/Oz considering all the operational years and the exchange rate used was BRL 5.70 for USD 1.00 in 2025 onwards.
  Exploration Potential Remains: The ore body of the Borborema deposit remains open along strike and down dip. Aura believes the project will benefit from additional drilling both to extend the Mineral Resource’s footprint and also to add more contained ounces within the current envelope of mineralization.

Rodrigo Barbosa, President and CEO of Aura, comments, "This agreement is a major milestone that significantly accelerates value creation at Borborema. Since acquiring the project, we recognized its substantial upside potential — exactly why we designed and built a fully expandable plant from the outset. With the updated reserve now at 1.5 million ounces — 82% larger than our previous feasibility study — we are immediately advancing engineering and water-access solutions to increase capacity, while progressing the road relocation. Borborema perfectly demonstrates our strategy: start production as quickly as possible, generate positive cash flow in a de-risked environment, and then unlock further upside. Looking ahead, we continue to explore additional opportunities, including a review of the mine plan with new cut-off grades based on higher gold prices, which should further improve our reserves. A new Resources & Reserves report is expected by the end of Q1, concurrent with the publication of our 20F. We remain committed to executing the project responsibly and in full alignment with our Aura 360° Mining philosophy."

Updated Mineral Resource and Mineral Reserve Estimates

The updated resource block model gold grade was modelled by SRK using Ordinary Kriging (OK) methodology constrained within nested grade shells at 0.2 g/t, 0.5 g/t, and 1.0 g/t indicatory grade shells.

SRK used a nested, soft-boundary grade shell technique with shells at 0.2, 0.5, and 1.0 g/t Au to limit the influence of variable Au grades in the broader mineralized volume which displays general lower grade attributes. Raw drilling data was composted to 2 m lengths with upper capping applied at 20 g/t Au. Kriging neighborhoods and variography were determined for each nested grade shell. The Feasibility Study block model showed acceptable validation against composited and raw data with acceptable smoothing and is considered suitable for use in reporting of Mineral Resources.

Longitudinal View of Au Grade Shells, Viewing West (Source: SRK)

SRK utilized an oxidation boundary surface constructed in 2012 by Crusader (Cascar) to discriminate oxide from sulfide mineralization as the logging data was considered too variable and of lower confidence to construct this surface. The oxidation model is utilized to code bulk density as well.

Mineral Resources are classified in accordance with S-K 1300 definitions into Indicated and Inferred categories based on identified uncertainty and risks.

In order to establish reasonable prospects for economic extraction (RPEE) as per S-K 1300 definitions of Mineral Resources, SRK applied an economic cut-off grade (CoG) to blocks constrained within an economic pit shell on the Borborema property. This shell utilizes a 1.0 revenue factor, 37-degree slope on the west and 60-degree slope on the east, 2 million tonnes per annum (Mtpa) mining rate, and 5% discount rate. A long section of the resource pit shell is shown in figure below.

Long Section, Looking West of the Economic Pit Shell. Inset Image Shows Cross Section, Looking North (Source; SRK)

Below is a cross section show the Mineral Resource pit vs. the Mineral Reserve pit shell.

A Cross Section (Local Grid) of Reserve and Resource Pit Shell (Source: SRK)

The Feasibility Study includes Mineral Resource and Reserve estimates for the Borborema deposit under S-K 1300 guidelines. Only Indicated Mineral Resources was considered for purpose of the Feasibility Study. A summary of the Borborema Mineral Resources estimates which are used in the Feasibility Study are shown in table below.

Borborema Mineral Resource Estimate* as of January 31, 2023

CLASS	Au Cut off Grade	OXIDATION	MASS (Mt)	AVERAGE GRADE (Au g/t)	TOTAL METAL (Au koz)
INDICATED	0.33 g/t	OXIDE	0.3	0.69	6.9
		SULFIDE	16.4	0.80	419.2
		TOTAL	16.7	0.80	426.1
INFERRED	0.33 g/t	OXIDE	0.1	0.83	1.9
		SULFIDE	10.7	1.12	387.3
		TOTAL	10.8	1.12	389.4

* Notes:
1.	Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2.	Mineral Resources have been categorized classified as Indicated or Inferred subject to the opinion of a Qualified Person based on the quality of informing data for the estimate, consistency of geological/grade distribution, data quality, and have been validated using visual and statistical analyses.
3.	Tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not be added due to rounding.
4.	100% metal recovery assumption is applied for the Mineral Resources statement.
5.	The economic CoG for Mineral Resources is based on the long-term outlook sale price of US$1,800/troy ounce of gold, 5% mine dilution, 92.1% recovery, average mining costs of US$2.00/t, processing costs of US$14.82/t, G&A of US$1.38, and sustaining capital costs of US$0.62/t.
6.	An overall 61° (east side) and 37° (west side) pit slope angle, 0% mining dilution, and 100% mining recovery.
7.	Mineral Resources were reported above the economic 0.33 g/t Au CoG and are constrained by an optimized pit shell.
8.	The Qualified Person for Mineral Resources is Erik Ronald, P. Geo. (PGO #3050), Principal Consultant with SRK Consulting (U.S.), Inc. based in Denver, USA.

Mineral Reserves suitable for open pit mining methods were estimated through a comprehensive optimization exercise, utilizing Indicated Mineral Resources from the block model provided by SRK Consulting. These Mineral Reserves are defined within detailed engineered pit designs and life-of-mine (LOM) plans that are based on the optimized pit shells. Mineral Reserves within these engineered pit designs were calculated using cut-off grades (COG) specific to each rock type, considering a gold price of US$ 1,472/oz with an exchange rate of R$ 5.2/US$ 1.0, with refining costs included. The Mineral Reserves are contained within two pits. A high-voltage transmission line (HVTL) limits the pit expansion to the north. However, the previously constraining paved highway (BR-226), as indicated in the prior Technical Report (TR), no longer restricts the pit to the south. A summary of the Borborema Mineral Reserves estimates included in the Feasibility Study are shown in table below.

Borborema Mineral Reserves Estimates* (P&P) as of July 31, 2023*

BORBOREMA PROVEN AND PROBABLE (P&P) MINERAL RESERVES
Reserves Classification	Tonnage (kt)	Au (g/t)	Au (koz)	Metallurgical Recovery (%)
Proven	-	-	-	-
Probable	40.7	1.13	1,479	92.1
Proven + Probable	40.7	1.13	1,479	92.1

Notes:
9.	CIM (2014) definitions were followed for Mineral Reserves. These definitions are consistent with the definitions in S-K 1300.
10.	Mineral Reserves have an effective date of October 1st, 2024. The Qualified Person for the estimate is Bruno Yoshida Tomaselli, B.Sc., FAusIMM, an employee of Deswik.
11.	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price including refining costs US$ 1,472/oz; mining costs US$ 2.40/t weathered material, US$ 2.80/t waste fresh rock, US$ 3.20/t ore fresh rock; processing costs US$ 14.82/t processed; general and administrative costs US$ 2.8 M/a; sustaining costs US$ 0.62/t processed; process recovery of 92.1%; mining dilution of 5%; ore recovery of 95%; pit inter-ramp angles that range from 36 – 64°. Average bulk density of 2.7 t/m³.
12.	The point of reference for Mineral Reserves is the point of feed into the processing facility.
13.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

Mine Plan

The current open pit mine life is twenty years and five months, not including the pre-stripping period. The envisaged site layout plan is shown in Figure below including all pits, waste rock storage facilities and the following limits: current road, road bypass (BR-226 road) and high voltage transmission line (HVTL).

800,000E
802,000E
N
W
E
S
North Pit
WRSF2
HVTL
Main Pit
WRSF1
Current Road
9,314,000N
Oxide Stockpile
LG Stockpile
Road Bypass
0
1000
9,312,000N

Site General Layout (Source: Deswik)

At Borborema Project, the orebody lies near the surface and extends to greater depths. The 20 year and 5 months LOM is planned for open pit mining.

The proposed mining operations will employ hydraulic excavators and a fleet of haul trucks with conventional open-pit methods. Excavated material will be loaded into trucks and transported either the Run of Mine (ROM) pad, the low-grade stockpile, oxide ore stockpile or the Waste Rock Storage Facilities (WRSF). Weathered material is considered to be free dig with transitional material to be lightly blasted to loosen it for digging. Fresh rock will be typically blasted on 5 m benches for ore domain and 10 m benches for the waste domain. Mine scheduling assumptions are as follows:

  Plant capacity: 2.0 Mtpy
  The maximum proportion of oxidized material in the plant is 10%
  Total material movement: approximately 16 Mtpy
  Sink rate: 100 meters (5 benches of 20 meters)
  Maximum capacity of sulfide stockpile: 5.0 Mt
  Maximum capacity of oxidized stockpile: 1.0 Mt

The stripping ratio is 5.13:1 waste to ore at 0.9=RF(revenue factor). The mine production schedule delivers 40.69 Mt of ore grading 1.13 g/t gold to the mill over the LOM. Waste tonnage totaling 224.7 Mt will be placed in the waste rock dumps.

Mining costs, including the mining contractor charges, stockpile re-handling and grade control, are estimated to average US$2.78/t mined over the LOM.

Qualified Persons

The technical content of this press release has been reviewed and approved by the QPs who were involved with preparation of the Borborema study: Homero Delboni Jr., SRK (U.S,), Inc., Farshid Ghazanfari and Bruno Yoshida Tomaselli.

The QPs are not aware of any known political, legal, environmental or other risks that could materially affect the project development.

Quality Assurance and Quality Control

Analytical work was carried out by two Certified Brazilian laboratories were contracted by Crusader for sample analyses: Bureau Veritas Laboratory (BV) and ALS Laboratory. In addition, check sampling was undertaken at Acme Analytical Laboratories Ltd (Acme) in Santiago, Chile and by Bureau Veritas’ Ultratrace Laboratory in Perth, Western Australia. Big River used SGS GEOSOL Laboratórios Ltda (Rodovia MG010, Km 24,5, bairro Angicos, CEP: 33206-240. Vespasiano/MG.) for 2021-2022 drilling campaign.

Crusader QA/QC program comprised submitting sample blanks, standard reference samples, sample duplicates, and inter‐laboratory check samples. The rate of sample submissions for blanks and reference materials was 1 in 20 samples, duplicates 1 in 25 samples (only for RC holes) and interlaboratory check assays 1 in 10 samples.

The Big River QA/QC program included submittal of both blind and non-blind control samples into the sample stream being analyzed by the SGS laboratory. Big River maintained Internal quality control by inserting minimum of one blank sample in each batch and mainly after each mineralized zone, two standards (one high grade and one low grade in each analytical batch of 40 samples (5%) and a minimum of two core duplicates in each analytical batch of 40 samples (5%); (Duplicate samples analysis were requested to the lab after received the original results - average of 5 samples per hole).

The control sample assay results of the internal QA/QC program were monitored, including the CRMs, Blanks, and coarse duplicates. Additionally, systematic checks of the digital database were conducted against the original signed Certificates of Analysis from the laboratory.

Mr. Ghazanfari has reviewed the sampling and QA/QC procedures and results thereof as verification of the sampling data disclosed above and approved the information contained in this news release.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include Minosa gold mine in Honduras; Almas, Apoena, Borborema and MSG gold mines in Brazil; and Aranzazu, a copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Rodrigo Barbosa
President & CEO
305-239-9332

Caution Regarding Mineral Resource and Mineral Reserve Estimates

The figures for mineral resources and reserves contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that the mineral resources and reserves could be mined or processed profitably. Actual reserves, if any, may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating mineral resources and reserves, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral resources and reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, the presence of deleterious elements, reduced recovery rates and other factors may result in revision of its resource and reserve estimates from time to time or may render the Company’s resources and reserves uneconomic to exploit. Resource and reserve data is not indicative of future results of operations. If the Company’s actual mineral resources and reserves are less than current estimates or if the Company fails to develop its resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which include, without limitation, mineral resources and mineral reserve estimates and the economic analysis resulting from the Feasibility Study (including NPV, IRR and payback periods); expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its longer-term outlook; the amount of future production over any period and LOM, capital expenditure, AISC and mine production costs, the Company’s target leverage ratio for the Project; and the completion of the conversion of Dundee’s equity interest in the Project into a net smelter returns royalty.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements if such risks, uncertainties or factors materialize. The Company has made numerous assumptions with respect to forward-looking information contain herein, including among other things, assumptions from the Feasibility Study, which may include assumptions on gold prices and exchange rates, which could also cause actual results to differ materially from those contained in the forward-looking statements if such assumptions prove wrong. Specific reference is made to the Company’s most recent AIF on file with certain Canadian provincial securities regulatory authorities and the Technical Reports for a discussion of some of the risk factors underlying forward-looking statements, which include, without limitation the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the ability to lower costs and increase production, the ability of the Company to successfully achieve business objectives, copper and gold or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

Photos accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/ea6c6f86-614e-4249-83f2-4092fe0bbce7

https://www.globenewswire.com/NewsRoom/AttachmentNg/bf4d2d7c-c360-410b-b7a9-f2d63299dbc8

https://www.globenewswire.com/NewsRoom/AttachmentNg/8dd6b8eb-a73b-49c2-93c8-28b9b7d3de45

https://www.globenewswire.com/NewsRoom/AttachmentNg/ea225e3d-837f-4e3f-8fc7-c3d4990c868a